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                                 EXHIBIT 11.1

    NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

    Net income (loss) per share data are computed using the weighted average number of common stock outstanding during each period. Common equivalent shares from stock options and warrants have been included in the computation using the treasury stock method only when their effect would be dilutive. Fully dilutive net income per share has not been presented as the difference is not significant.